Clarence Risher Work History

July 2020 – Present
President, Secretary, Treasurer of CoDwell, LLC
Responsible for day to day management as well as long term strategic vision for the company.

January 2019 – December 2019
Senior Cloud Engineer, Granular
Infrastructure automation tooling development in Python and bash
Deployment automation using Salt
Gitlab integrations for CI and CD workflows
AWS infrastructure cost optimization
AWS scaling policy tuning
Jenkins library creation and maintenance

September 2017 – January 2019
Senior Operations Engineer, HotSchedules
Deployment automation with Salt and Chef
Logging and analytics toolchain migrations
AWS infrastructure management and planning

March 2017 – July 2017
Senior Site Reliability Engineer, LinkedIn